FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit Index

Exhibit No.1     Director Shareholding, dated 03 March 2003

Exhibit No.2     Annual Report and Accounts, dated 11 March 2003

Exhibit No.3     Proposed Bond Offering / 20F, dated 12 March 2003

Exhibit No.4     Bond Issue, dated 14 March 2003

Exhibit No.1

March 3, 2003

Dear Sirs

HANSON PLC - DIRECTORS' SHARE INTERESTS

The 2003 conditional award under the Hanson long term incentive plan ("LTIP"), approved by shareholders at the AGM held on April 25, 2001, has been made on March 1, 2003, to approximately 300 senior executives of Hanson PLC, including the Directors listed below:

                                                                                               Maximum conditional number of ordinary
Director                                                                                                  shares of £2 each

A J Murray                                                                                                      278,926
G Dransfield                                                                                                    103,306
J C Nicholls                                                                                                    127,410
S N Vivian                                                                                                      110,192

Conditional option grants over Hanson ordinary shares at a subscription price of 290.4p per share (being the five day average closing share price over the period February 24 - February 28, 2003) under the share option plan, also approved by shareholders at the AGM held on April 25, 2001, have also been made on March 1, 2003, to approximately 30 senior executives of Hanson PLC, including the Directors listed below:-

                                                                                               Number of ordinary shares of £2 each
Director                                                                                                      under option

A J Murray                                                                                                      232,438
G Dransfield                                                                                                    103,306
J C Nicholls                                                                                                    127,410
S N Vivian                                                                                                      110,192

The vesting of both the conditional awards under the LTIP and right to exercise options granted under the share option plan are subject to the satisfaction of performance measurements.

As for the awards made in 2001 and 2002, the Remuneration Committee of the Board of Hanson has decided that 50% of the conditional award of shares under the LTIP and 50% of the conditional options granted under the share option plan will be subject to attainment of an economic value added target and 50% will be subject to a Total Shareholder Return ("TSR") target.

The economic value added target is based on an improvement in economic value added over a period of three years based on the results for the year to December 31, 2002.

For the economic value added measurement, a linear vesting schedule will apply in order that only a small proportion of the conditional award or option grant subject to this measurement will vest or be capable of being exercised, as the case may be, at the minimum acceptable performance level with maximum entitlement only arising on the achievement of substantial performance improvement.

For the TSR measurement the Company must achieve a TSR (the average share price adjusted for the reinvestment of dividends) over a three year performance period which is greater than the TSR achieved by at least 50% of the members of an international peer group of companies. If so 30% of the conditional award subject to TSR measurement will vest. All of the conditional award subject to TSR measurement will vest if the Company achieves a TSR over the performance period which is greater than that achieved by 80% of the comparator group over the same period. Between these two points the award will vest in the proportion of 2.33% of the award for each 1% improvement in the Company's ranking.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No.2

March 11, 2003

Dear Sirs

Annual Report 2002
Summary Report 2002
Form of Proxy / Notice of Annual General Meeting 2003

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document View Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No:         (0)20 7676 1000

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No.3

Proposed Bond Offering/Filing of Form 20-F

Further to the filing of a Form F-3 shelf registration statement on January 27, 2003, Hanson PLC today announced that the group is seeking to issue a global dollar bond of 750 million US dollars. The proposed bond has a maturity of 10-years, will be issued by its subsidiary company, Hanson Australia Funding Limited, and will be guaranteed by Hanson PLC. The bond will be registered with the US Securities and Exchange Commission and an application will be made to list the bond on The New York Stock Exchange. The offering is expected to be launched shortly, subject to market conditions.

Hanson PLC is an international heavy building materials company, currently rated Baa1 by Moody's and BBB+ by Standard and Poor's, with a stable outlook at both. JPMorgan and Lehman Brothers have been mandated to market the bond.

In connection with the proposed offering, Hanson PLC has filed with the US Securities and Exchange Commission its Form 20-F for its financial year ended December 31, 2002 and a preliminary prospectus supplement.

SEC filings may be accessed by visiting the SEC EDGAR database website (http://www.sec.gov/cgi-bin/browse-edgar).

Copies of the Form 20-F and the preliminary prospectus supplement have also been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document View Facility which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS                                       Telephone +44 (0) 20 7676 1000

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the notes to be issued pursuant to the proposed offering. Offers will be made only by means of the official prospectus.

Inquiries:

Justin Read
Hanson PLC                                             Telephone +44 (0) 20 7245 1245

Copies of the official prospectus, when available, can be obtained from:

Carol Ann Walsh
Hanson PLC
1 Grosvenor Place
London SW1X 7JH                                    Telephone +44 (0) 20 7245 1245

END

Exhibit No.4

HANSON PLC TO ISSUE US$600 MILLION OF SENIOR UNSECURED FIXED RATE NOTES

Hanson PLC, through its subsidiary Hanson Australia Funding Limited, is to issue US$600 million fixed rate notes ("Notes"), with a semi-annual coupon of 5.25%, issued at 99.44%. The Notes will be guaranteed on a senior unsecured basis by Hanson PLC. Proceeds from the issue of the Notes, after deducting underwriting commission and estimated expenses, will amount to approximately US$593 million. Application will be made for the Notes to be listed on the New York Stock Exchange. Closing of the issue is scheduled for March 18, 2003.

No application has been or will be made to list the Notes in the UK.

For further information, please contact:

Karl Fenlon
Group Treasurer
1 Grosvenor Place
London SW1X 7JH                                             Telephone: + 44 (0) 20 7245 1245

A copy of the prospectus supplement has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document View Facility which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS                                              Telephone +44 (0) 20 7676 1000

Copies of the prospectus supplement can be obtained from:

Carol Ann Walsh
Hanson PLC
1 Grosvenor Place
London SW1X 7JH                                            Telephone: + 44 (0) 20 7245 1245

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 07, 2003